Mail Stop 3561
	June 24, 2005


Daniel J. Oginsky, Esq.
Vice President, General Counsel and Secretary
39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375

          Re:	ITC Holdings Corporation
	Amendment No. 2 to Registration Statement on Form S-1
	Filed June 10, 2005
	File No. 333-123657

Dear Mr. Oginsky:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

Non-GAAP Financial Measures, page 38
1. We have read your revised disclosure under the above captions. Please discuss how you compensate for the limitations of your non-GAAP measure and the economic substance behind your decision to use this measure. Please also explain whether you utilize the non-GAAP information in managing your business. For example, explain whether you incent employees based on non-GAAP measures. We may have further comment.


Liquidity and Capital Resources, page 46
2. Please refer to comment 5 in our letter dated June 2, 2005. Your response states that you do not intend to pay out substantially of your cash generated from operations in the form of dividends. We recognize the basis for that statement given that you initially will pay an annualized aggregate dividend of $35 million compared to approximately $49 million in net cash provided by operating activities in fiscal 2004. However, please clarify in a further response whether you will pay out substantially all available cash in the form of dividends. Specifically, in addition to cash available from operations, we also note the following:

* In fiscal 2004, you did not make any distributions to stockholders;
* As of March 31, 2005, you had $519.8 million of consolidated indebtedness, with associated payment obligations and debt covenants;
and
* As reflected on page 31 of your Management`s Discussion and Analysis section, your operating subsidiary intends to invest approximately $100 million in property, plant, and equipment in fiscal 2005 and 2006, and that amount exceeds the consolidated $76 million you invested in fiscal 2004.

Note 13.  Stockholders` Equity and Stock-Based Compensation, page
F-
35
3. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, common stock options, restricted stock and any other instrument that is convertible into common stock:

* the date of each issuance,
* a description of the instrument issued,
* the number of shares/options issued including the exercise terms,
* the fair value of the underlying common stock on each issuance date,
* a detailed description of how the fair value of the underlying share on each date was determined, and
* the amount of compensation expense recorded in your financial statements associated with each issuance.



Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, you should discuss in your response and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an
increase in the fair value of your stock.   Additionally, show us
the
effective price paid to purchase the interests of the LLC on a split-adjusted basis. If applicable, provide us with details of any independent appraisals.

Finally, please tell us the first date you began discussions, formal or informal, with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff
Attorney, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,


						H. Christopher Owings
						Assistant Director

cc:	Rise B. Norman, Esq.
	Simpson Thatcher & Bartlett LLP
	Via Fax - (212) 455-2502










































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Daniel J. Oginsky, Esq.
ITC Holdings Corporation
June 17, 2005
Page 4